Claymore Securities Defined Portfolios, Series 305



               Closed-End Preferred and Income Portfolio, Series 5

             Closed-End Covered Call and Income Portfolio, Series 3





                                 [Claymore Logo]

                     PROSPECTUS PART A DATED June 14 , 2006



                 Diversified portfolios containing common stocks
                       of closed-end investment companies.






                 The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.
           Any representation to the contrary is a criminal offense.



================================================================================
 INVESTMENT SUMMARY


                                    Overview

     Claymore Securities Defined Portfolios, Series 305 is a unit investment trust that consists of the Closed-End Preferred and Income Portfolio, Series 5 (the "Preferred and Income Trust") and the Closed-End Covered Call and Income Portfolio, Series 3 (the "Covered Call and Income Trust") (collectively referred to as the "trusts" and individually referred to as a "trust"). Claymore Securities, Inc. ("Claymore" or the "sponsor") serves as the sponsor of the trusts.

     The trusts are scheduled to terminate in approximately 5 years.



================================================================================
 CLOSED-END PREFERRED AND
 INCOME PORTFOLIO, SERIES 5


     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The Preferred and Income Trust seeks to provide high current income and the potential for capital appreciation.

                          Principal Investment Strategy

     The trust will invest, under normal circumstances, at least 80% of the value of its assets in commons stocks of closed-end investment companies ("Closed-End Funds") that are considered to be concentrated in preferred securities and other income producing securities.

                               Security Selection

     The sponsor has selected for the portfolio common stocks of Closed-End Funds believed to have the best potential to achieve the trust's investment objective. The majority of the Closed-End Funds contain portfolios that are concentrated in preferred securities and other income producing securities. It is anticipated that the majority of the income generated by the portfolio will be from trust preferred securities. Similar to bonds, many preferred stocks offer a fixed rate of return paid in the form of a dividend and are traded on the basis of their current yield.

     As of the trust's inception date (the "Inception Date"), 100% of the trust's portfolio is invested in securities of Closed-End Funds with portfolios that consist primarily of preferred securities and/or income producing securities including high yield bonds.

     When selecting Closed-End Funds for inclusion in this portfolio the sponsor looks at numerous factors. These factors include but are not limited to:

     o Investment Objective. The sponsor favors funds that have a clear investment objective in line with the trust's objective and, based upon a review of publicly available information, appear to be maintaining it.

     o Premium/Discount. The sponsor favors funds that are trading at a discount relative to their peers and relative to their long-term average.

     o Consistent Dividend. The sponsor favors funds that have a history of paying a consistent and competitive dividend which, in the opinion of the sponsor, can be maintained.

     o Performance. The sponsor favors funds that have a history of strong relative performance (based on market price and net asset value) when compared to their peers and an applicable benchmark.

     Like common stock, most preferred stocks are equity securities representing ownership in a company. Preferred stocks are generally considered "senior securities" and preferred stockholders enjoy preference over common stockholders with regard to dividends and liquidations. For the prospect of a higher yield, preferred stockholders may forfeit or at least be limited in their voting rights.

     Some of the securities held by the Closed-End Funds may be income producing securities including corporate bonds, preferred securities and high-yield bonds. High-yield or "junk" bonds, the generic names for bonds rated below the category of "BBB" by Standard & Poor's or the category of "Baa" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below investment-grade should be considered speculative as these ratings indicate a quality of less than investment-grade. Because high-yield bonds are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

     See "Description of Ratings" in Part B of the prospectus for additional information regarding the ratings criteria.

                                  Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately six months after the trust's initial date of deposit (the "Inception Date") and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.


                              Essential Information
                           (as of the Inception Date)

     Inception Date                  June 14, 2006

     Unit Price at Inception
       (Public Offering Price)              $10.00

     Termination Date                June 15, 2011

     Distribution Date      25th day of each month
                          commencing July 25, 2006

     Record Date           15th day of each month
                          commencing July 15, 2006


     CUSIP Numbers
     Cash Distributions
     Standard Accounts                   18385A468
     Fee Account Cash                    18385A484


     Reinvested Distributions
     Standard Accounts                   18385A476
     Fee Account Reinvest                18385A492


     Ticker                                 CEPDEX


     Portfolio Diversification
                                       Approximate
     Sector                   Portfolio Percentage
     -----                      ------------------
     Closed-End Fund                        100.00%
                                            ------
     Total                                  100.00%
                                            ------


     Minimum Investment
     All accounts                             $250




                                 Principal Risks

     You can lose money by investing in the trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Share prices can be volatile. The value of your investment may fall over time.

     o The value of the securities in the Closed-End Funds will generally fall if interest rates, in general, rise. Typically, securities with longer periods before maturity are more sensitive to interest rate changes.

     o A Closed-End Fund or issuers of securities held by a Closed-End Fund may be unwilling or unable to make principal payments and/or to declare dividends in the future, or may reduce the level of dividends declared. In addition, a Closed-End Fund may also reduce its dividend. This may result in a reduction in the value of your units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. In addition, the financial condition of a Closed-End Fund may also worsen. This may occur at any point in time, including during the primary offering period.

     o The trust includes securities of Closed-End Funds. Closed-End Funds are actively managed investment companies that invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change. Closed-End Funds are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. Closed-End Funds may also employ the use of leverage which increases risk and volatility.

     o Many of the Closed-End Funds held by the trust invest in preferred securities. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure in terms of priority to corporate income and therefore will be subject to greater credit risk then those debt instruments. See "Investment Risks" for additional information.

     o Certain Closed-End Funds held by the trust may invest in bonds that are rated below investment-grade and are considered to be "junk" securities. Below investment-grade obligations are considered to be speculative and are subject to greater market and credit risks, and accordingly, the risk of non-payment or default is higher than investment-grade securities. In addition, such securities may be more sensitive to interest rate changes and more likely to receive early returns of principal.

     o Some of the Closed-End Funds held by the trust may invest in bonds that are rated as investment-grade by only one rating agency. As a result, such split-rated securities may have more speculative characteristics and are more subject to a greater risk of default than securities rated as investment-grade by both Moody's and Standard & Poor's.

     o The trust is considered to be a "trust of funds." As such, it is subject to certain termination restrictions that may result in a reduction in the value of your units.

     o Inflation may decrease the value of money. Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may continue to buy, the same securities even though the security's outlook, rating, market value or yield may have changed.

     See "Investment Risks" in Part A of this prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                                Who Should Invest

     You should consider this investment if:

     o    You want current income and diversification;

     o The trust represents only a portion of your overall investment portfolio; and

     o    The trust is part of a longer term investment strategy.

     You should not consider this investment if:

     o You are unwilling to accept the risks involved with owning Closed-End Funds holding preferred securities;

     o You are seeking a short-term investment or an investment to be used as a trading vehicle; or

     o    You are seeking an aggressive high-growth investment strategy.

                                Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                         Percentage
                         of Public       Amount Per
                          Offering         $1,000
Investor Fees              Price        Invested (4)
------------              ---------       ---------
Initial sales fee
  paid on purchase (1)          1.00%        $10.00
Deferred sales fee (2)          3.45          34.50
Creation and
  development Fee (3)           0.50           5.00
                               -----          -----
Maximum sales fees
  (including creation
  and development fee)          4.95%        $49.50
                               =====          =====

Investor Fees

Estimated organization costs
  (amount per 100 units paid
  by trust at end of initial
  offering period or after six
  months, at the discretion of
  the sponsor)                          $8.00
                                        =====

                        Approximate
Annual Fund             % of Public
Operating                 Offering       Amount Per
Expenses                  Price (4)      100 Units
------------              ---------       ---------
Trustee's fee                0.0950%       $0.950
Sponsor's supervisory fee    0.0300         0.300
Evaluator's fee              0.0350         0.350
Bookkeeping and
  administrative fee         0.0350         0.350
Estimated other trust
  operating expenses (5)     0.0529         0.529
Estimated Closed-End
  Fund expenses (6)          1.1700        11.700
                             ------        ------
  Total                      1.4179%      $14.179
                             ======        ======

(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.345 per unit and is deducted in monthly installments of $0.0690 per unit on the last business day of each month from January 2007 through May 2007. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately six months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.
(5) Other operating expenses do not include brokerage cost and other transactional fees.

(6) Although not an actual trust operating expense, the trust, and therefore the unitholders, will indirectly bear similar operating expenses of the Closed-End Funds held by the trust in the estimated amount provided above. Estimated Closed-End Fund expenses are based upon the net asset value of the number of Closed-End Fund shares held by the trust per unit multiplied by the Annual Operating Expenses of the Closed-End Funds for the most recent fiscal year.

                                     Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

     1 year                             $     716
     3 years                                  987
     5 years (life of trust)                1,278

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

                      Estimated Annual Income Distributions

     The portfolio's estimated annual income distributions are $0.7188 per unit for the first year. The amount of distributions may increase or decrease as securities in the portfolio mature, are called or are sold, as the dividends received change or as fees and expenses increase or decrease. Estimated distributions assume that all of the securities and expected dividends are delivered to the portfolio. These figures are estimates as of the business day prior to the Inception Date; actual payments may vary.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                 Trust Portfolio

Claymore Securities Defined Portfolios, Series 305
Closed-End Preferred and Income Portfolio, Series 5
The Trust Portfolio as of the Inception Date, June 14, 2006
-------------------------------------------------------------------------------------------------------------------
      Number                                                                           Per Share       Cost To
     of Shares  Ticker       Company Name (1)                                            Price    Portfolio (2)(3)
-------------------------------------------------------------------------------------------------------------------
       549        PFO         Flaherty & Crumrine Preferred Income Opportunity
                                Fund Inc.                                             $10.8400     $  5,951.16
       611        FFC         Flaherty & Crumrine/Claymore Preferred Securities
                                Income Fund Inc.                                       19.6500       12,006.15
       609        FLC         Flaherty & Crumrine/Claymore Total Return Fund Inc.      19.7400       12,021.66
       647        PGD         John Hancock Patriot Global Dividend Fund                11.7000        7,569.90
       616        PPF         John Hancock Patriot Preferred Dividend Fund             12.1500        7,484.40
       814        HPI         John Hancock Preferred Income Fund                       22.1500       18,030.10
       274        HPF         John Hancock Preferred Income Fund II                    21.9000        6,000.60
       757        HPS         John Hancock Preferred Income Fund III                   19.8200       15,003.74
       734        JPC         Nuveen Preferred and Convertible Income Fund             12.1900        8,947.46
       733        JQC         Nuveen Preferred and Convertible Income Fund 2           12.2400        8,971.92
     1,395        JTP         Nuveen Quality Preferred Income Fund                     12.8400       17,911.80
     1,125        JPS         Nuveen Quality Preferred Income Fund II                  13.3500       15,018.75
       774        PSY         Preferred Income Strategies Fund Inc.                    19.3400       14,969.16
                                                                                                   -----------
                                                                                                   $149,886.80
                                                                                                   ===========


(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on June 13, 2006. All contracts for domestic securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was made using the market value per share as of the Evaluation Time on June 13, 2006. Subsequent to inception, securities are valued, for securities quoted on a national securities exchange or Nasdaq National Market System, or a foreign securities exchange, at the closing sales price.

(3)  There was a $289 loss to the sponsor on the Inception Date.



================================================================================
 CLOSED-END COVERED CALL AND
 INCOME PORTFOLIO, SERIES 3


     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The Covered Call and Income Trust seeks to provide high current income and the potential for capital appreciation.

                          Principal Investment Strategy

     The trust will invest, under normal circumstances, at least 80% of the value of its assets in common stocks of closed-end investment companies ("Closed-End Funds"), that are considered to be covered call funds and/or income funds, which may contain portfolios that are concentrated in high-yield bonds. Claymore, through proprietary research and strategic alliances, will strive to select Closed-End Funds featuring the potential for current income, diversification and overall liquidity.

                    WHAT IS A COVERED CALL WRITING STRATEGY?

     Call options are contracts representing the right to purchase a common stock at a specified price, known as the "strike price," at a specified future date, known as the "expiration date," in exchange for an option premium.

     The underlying Closed-End Funds held within the Closed-End Covered Call and Income Portfolio employ an option strategy of writing/selling covered call options on the majority of the common stocks held within the underlying Closed-End Funds. Covered call option writing is designed to produce income from option premiums and offset a portion of a market decline in the underlying common stock. In short, a covered call strategy may provide limited downside protection of the "covered" stock in exchange for some of the upside appreciation potential.

                        CERTAIN BENEFITS OF USING OPTIONS

     Call options may be used for many investment purposes, including as a tool to potentially enhance returns, offer current yield to investors and provide downside protection. The following chart is designed to reflect the annualized total return and annualized standard deviation of the CBOE S&P 500 BuyWrite Index (BXM). BXM is a benchmark index maintained by the Chicago Board Options Exchange and designed to reflect the performance of a portfolio consisting of a long position in the stocks of the S&P 500 Index and a short position in an S&P 500 call option. The S&P 500 Index is a capitalization-weighted index of 500 widely-held common stocks designed to measure the performance of the broad domestic economy.

                        CBOE S&P 500 BUYWRITE INDEX (BXM)
                                VS. S&P 500 INDEX
                           (06/30/88 THROUGH 05/31/06)
                                   [BLOOMBERG]

                                        Annualized
                       Annualized        Standard
                      Total Return       Deviation
     CBOE S&P 500
     BuyWrite Index      11.51%            9.54%
     S&P 500 Index       11.41%           14.08%


     For purposes of this illustration, standard deviation measures the degree to which the monthly returns of the stated indices varied from their average annual returns over the period stated; with a higher number representing greater volatility and a lower number representing less volatility.

     The above table is for illustrative purposes only. The stocks held in the underlying Closed-End Funds will not match, and are not intended to be representative of the indices represented. Index performance does not reflect the deduction of any management fees, account charges or other fees and expenses that will apply to the underlying funds. It is not possible to invest directly in these indices.

     Past performance of any index is not indicative of future performance of the securities of the trust, or the stocks held in the underlying Closed-End Funds held within the trust.

                      THE POTENTIAL OF COVERED CALL WRITING

     The chart below entitled "Covered Calls Overview" represents a conceptual example of a covered call strategy and is for illustrative and educational purposes only. The chart is not meant to represent the performance of the trust or any actual Closed-End Fund held within the trust.

     In this conceptual example, we make the following assumptions:

     o    a common stock currently trading at $37.15 per share;

     o a 6-month call option is written with a strike price of $40 (i.e., 7.7% higher than the current market price); and

     o the writer receives $2.45 (or 6.6%) of the common stock's value as premium income.

--------------------------------------------------------------------------------
[CHART DATA]

Covered Calls Overview

(table covers ratio of 'Stock Price Gain/Loss at Expiration' to 'Covered Call Profit/Loss')

Potential loss with Covered Call = Below 0%
Potential Profit with Covered Call = Above 0%
Break-Even Point = just below 0%

--------------------------------------------------------------------------------


     Under this scenario, before giving effect to any change in the price of the stock, the covered-call writer receives the premium, representing 6.6% of the common stock's value, regardless of the stock's performance over the 6-month period until the option expires. If the stock remains unchanged, the option will expire and there would be a 6.6% return for the 6-month period. If the stock were to decline in price by 6.6%, the strategy would "break-even" thus offering no gain or loss. If the stock were to climb to a price of $40 or above, the option would be exercised and the stock would return 7.7% coupled with the option premium of 6.6% for a total return of 14.3%.

     Under this scenario, the investor would not benefit from any appreciation of the stock above $40, and thus be limited to a 14.3% total return. The premium income from writing the call option serves to offset some of the unrealized loss on the stock in the event that the price of the stock declines, but if the stock were to decline more than 6.6% under this scenario, the investor's downside protection is eliminated and the stock could eventually become worthless.

                               Security Selection

     The sponsor has selected for the portfolio common stocks of Closed-End Funds believed to have the best potential to achieve the trust's investment objective. The Closed-End Funds' portfolios consist primarily of covered call securities and/or income producing securities, including high-yield bonds and preferred securities.

     As of the trust's initial date of deposit (the "Inception Date"), 100% of the trust's portfolio is invested in securities of Closed-End Funds with portfolios that consist primarily of covered call securities and/or income producing securities including high yield bonds and preferred securities.

     When selecting Closed-End Funds for inclusion in this portfolio the sponsor looks at numerous factors. These factors include but are not limited to:

     o Investment Objective. The sponsor favors funds that have a clear investment objective in line with the trust's objective and, based upon a review of publicly available information, appear to be maintaining it.

     o Premium/Discount. The sponsor favors funds that are trading at a discount relative to their peers and relative to their long-term average.

     o Consistent Dividend. The sponsor favors funds that have a history of paying a consistent and competitive dividend which, in the opinion of the sponsor, can be maintained.

     o Performance. The sponsor favors funds that have a history of strong relative performance (based on market price and net asset value) when compared to their peers and an applicable benchmark.

     Some of the securities held by the Closed-End Funds may be income producing securities including corporate bonds, preferred securities and high-yield bonds. High-yield or "junk" bonds, the generic names for bonds rated below the category of "BBB" by Standard & Poor's or the category of "Baa" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below investment-grade should be considered speculative as these ratings indicate a quality of less than investment-grade. Because high-yield bonds are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

     See "Description of Ratings" in Part B of the prospectus for additional information regarding the ratings criteria.

                                  Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately six months after the trust's Inception Date and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.


                              Essential Information
                           (as of the Inception Date)

     Inception Date                  June 14, 2006

     Unit Price at Inception
       (Public Offering Price)              $10.00

     Termination Date                June 15, 2011

     Distribution Date      25th day of each month
                          commencing July 25, 2006

     Record Date           15th day of each month
                          commencing July 15, 2006


     CUSIP Numbers
     Cash Distributions
     Standard Accounts                   18385A500
     Fee Account Cash                    18385A526


     Reinvested Distributions

     Standard Accounts                   18385A518
     Fee Account Reinvest                18385A534


     Ticker                                 CCCICX


     Portfolio Diversification
                                       Approximate
     Sector                   Portfolio Percentage
     -----                      ------------------
     Closed-End Funds                       100.00%
                                            ------
     Total                                  100.00%
                                            ------


     Minimum Investment
     All accounts                             $250




                                 Principal Risks

     You can lose money by investing in the trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Share prices can be volatile. The value of your investment may fall over time.

     o The value of the securities in the Closed-End Funds will generally fall if interest rates, in general, rise. Typically, securities with longer periods before maturity are more sensitive to interest rate changes.

     o The value of a call option may be adversely affected if the market for the option becomes less liquid or smaller. The value of an option will be affected by changes in the value and dividend rates of the stock subject to the option, an increase in interest rates, a change in the actual and perceived volatility of the stock market and the common stock, and the remaining time to expiration.

     o The call writing portion of the investment strategy of the Closed-End Fund may not be successful in that the Closed-End Funds may not realize the full appreciation of stocks on which the Closed-End Funds have written call options. The ability to successfully implement the Closed-End Fund's investment strategy depends on the Closed-End Fund's adviser's ability to predict pertinent market movements, which cannot be assured.

     o A Closed-End Fund or issuers of securities held by a Closed-End Fund may be unwilling or unable to make principal payments and/or to declare dividends in the future, may call a security before its stated maturity, or may reduce the level of dividends declared. In addition, a Closed-End Fund may also reduce its dividend. This may result in a reduction in the value of your units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. In addition, the financial condition of a Closed-End Fund may also worsen. This may occur at any point in time, including during the primary offering period.

     o The trust includes securities of Closed-End Funds. Closed-End Funds are actively managed investment companies that invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change. Closed-End Funds are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. Closed-End Funds may also employ the use of leverage which increases risk and volatility.

     o Certain Closed-End Funds held by the trust may invest in bonds that are rated below investment-grade and are considered to be "junk" securities. Below investment-grade obligations are considered to be speculative and are subject to greater market and credit risks, and accordingly, the risk of non-payment or default is higher than investment-grade securities. In addition, such securities may be more sensitive to interest rate changes and more likely to receive early returns of principal.

     o Some of the Closed-End Funds held by the trust may invest in bonds that are rated as investment-grade by only one rating agency. As a result, such split-rated securities may have more speculative characteristics and are more subject to a greater risk of default than securities rated as investment-grade by both Moody's and Standard & Poor's.

     o The trust is considered to be a "trust of funds." As such, it is subject to certain termination restrictions that may result in a reduction in the value of your units.

     o Inflation may decrease the value of money. Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may continue to buy, the same securities even though the security's outlook, rating, market value or yield may have changed.

     See "Investment Risks" in Part A of the prospects and "Risk Factors" in Part B of the prospectus for additional information.

                                Who Should Invest

     You should consider this investment if:

     o    You want current income and diversification;

     o The trust represents only a portion of your overall investment portfolio; and

     o    The trust is part of a longer term investment strategy.

     You should not consider this investment if:

     o You are unwilling to accept the risks involved with owning Closed-End Funds;

     o You are seeking capital preservation as a primary investment objective;

     o You are seeking a short-term investment or an investment to be used as a trading vehicle; or

     o You are unwilling to accept the increased risks involved with owning non-investment-grade or "junk" securities.

                                Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                        Percentage
                         of Public       Amount Per
                          Offering         $1,000
Investor Fees              Price        Invested (4)
------------              ---------       ---------
Initial sales fee
  paid on purchase (1)          1.00%        $10.00
Deferred sales fee (2)          3.45          34.50
Creation and
  development Fee (3)           0.50           5.00
                               -----          -----
Maximum sales fees
  (including creation
  and development fee)          4.95%        $49.50
                               =====          =====

Investor Fees

Estimated organization costs
  (amount per 100 units paid
  by trust at end of initial
  offering period or after six
  months, at the discretion of
  the sponsor)                          $8.00
                                        =====

                        Approximate
Annual Fund             % of Public
Operating                 Offering       Amount Per
Expenses                  Price (4)      100 Units
------------              ---------       ---------
Trustee's fee               0.0950%      $ 0.950
Sponsor's supervisory fee   0.0300         0.300
Evaluator's fee             0.0350         0.350
Bookkeeping and
  administrative fee        0.0350         0.350
Estimated other trust
  operating expenses (5)    0.0291         0.291
Estimated Closed-End
  Fund expenses (6)         1.0800        10.800
                            ------        ------
  Total                     1.3041%      $13.041
                            ======        ======

(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.345 per unit and is deducted in monthly installments of $0.0690 per unit on the last business day of each month from January 2007 through May 2007. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately six months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(5) Other operating expenses do not include brokerage cost and other transactional fees.

(6) Although not an actual trust operating expense, the trust, and therefore the unitholders, will indirectly bear similar operating expenses of the Closed-End Funds held by the trust in the estimated amount provided above. Estimated Closed-End Fund expenses are based upon the net asset value of the number of Closed-End Fund shares held by the trust per unit multiplied by the Annual Operating Expenses of the Closed-End Funds for the most recent fiscal year.

                                     Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

     1 year                             $     726
     3 years                                1,017
     5 years (life of trust)                1,328

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

                      Estimated Annual Income Distributions

     The portfolio's estimated annual income distributions are $0.8876 per unit for the first year. The amount of distributions may increase or decrease as securities in the portfolio mature, are called or are sold, as the dividends received change or as fees and expenses increase or decrease. Estimated distributions assume that all of the securities and expected dividends are delivered to the portfolio. These figures are estimates as of the business day prior to the Inception Date; actual payments may vary.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                 Trust Portfolio

Claymore Securities Defined Portfolios, Series 305
Closed-End Covered Call and Income Portfolio, Series 3
The Trust Portfolio as of the Inception Date, June 14, 2006
-------------------------------------------------------------------------------------------------------------------
      Number                                                                           Per Share       Cost To
     of Shares  Ticker       Company Name (1)                                            Price    Portfolio (2)(3)
-------------------------------------------------------------------------------------------------------------------
     1,017        BDJ         BlackRock Enhanced Dividend Achievers Trust             $13.2600     $ 13,485.42
       742        EOI         Eaton Vance Enhanced Equity Income Fund                  18.2200       13,519.24
     1,010        ETW         Eaton Vance Tax Managed Global Buy Right
                                Opportunities Fund                                     17.7200       17,897.20
       889        ETB         Eaton Vance Tax-Managed Buy-Write Income Fund            18.2500       16,224.25
       997        ETV         Eaton Vance Tax-Managed Buy-Write Opportunities Fund     18.1400       18,085.58
       529        FFA         First Trust/Fiduciary Asset Management Covered
                                Call Fund                                              17.2700        9,135.83
       671        NFJ         NFJ Dividend Interest & Premium Strategy Fund            22.2500       14,929.75
       843        JLA         Nuveen Equity Premium Advantage Fund                     18.0000       15,174.00
       766        JPG         Nuveen Equity Premium and Growth Fund                    17.4400       13,359.04
     1,050        JPZ         Nuveen Equity Premium Income Fund                        17.0800       17,934.00
                                                                                                   -----------
                                                                                                   $149,744.31
                                                                                                   ===========


(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on June 13, 2006. All contracts for domestic securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was made using the market value per share as of the Evaluation Time on June 13, 2006. Subsequent to inception, securities are valued, for securities quoted on a national securities exchange or Nasdaq National Market System, or a foreign securities exchange, at the closing sales price.

(3)  There was a $255 loss to the sponsor on the Inception Date.



================================================================================
UNDERSTANDING YOUR INVESTMENTS


                                How to Buy Units

     You can buy units of your trust on any business day by contacting your financial professional. Public offering prices of units are available daily on the Internet at www.claymoresecurities.com. The unit price includes:

     o   the value of the stocks,

     o   the initial sales fee, and

     o   cash and other net assets in the portfolio.

     We often refer to the purchase price of units as the "offer price" or the "Public Offering Price." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

     Value of the Stocks. The sponsor serves as the evaluator of your trust (the "Evaluator"). We determine the value of the stocks as of the close of the New York Stock Exchange on each day that the exchange is open (the "Evaluation Time").

     Pricing the Stocks. We generally determine the value of stocks using the last sale price for stocks traded on a national or foreign securities exchange or the Nasdaq Stock Market. In some cases we will price a stock based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a stock is not principally traded on a national or foreign securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate.

     The sponsor determined the initial prices of the stocks shown in "Trust Portfolio" for your trust in this prospectus. The sponsor determined these initial prices as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

     Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees and the initial fees and expenses of the trustee. Your trust will sell stocks to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor.

     Transactional Sales Fee. You pay a fee when you buy units. We refer to this fee as the "transactional sales fee." The transactional sales fee of the trusts has both an initial and a deferred component and is 4.45% of the Public Offering Price, based on a $10 unit. This percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies. The transactional sales fee does not include the C&D Fee which is described under "Expenses of the Trust" in Part B of the prospectus and in "Fees and Expenses" in Part A of the prospectus.

     Initial Sales Fee. Based on a $10 unit, the initial sales fee is initially 1% of the Public Offering Price. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge (4.95% of the Public Offering Price) and the sum of the maximum remaining deferred sales fees and the C&D Fee (initially $0.395 per unit). The dollar amount and percentage amount of the initial sales fee will vary over time.

     Deferred Sales Fee. To keep your money working longer, we defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.345 per unit).

     Reducing Your Sales Fee. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee and the C&D Fee are a fixed dollar amount per unit, your trust must charge the deferred sales fee and the C&D Fee per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, we will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units.

     Large Purchases. You can reduce your maximum sales fee by increasing the size of your investment.

     Investors who make large purchases are entitled to the following sales charge reductions:

                                     Sales Charge
                                      Reductions
                                  (as a % of Public
     Purchase Amount (1)            Offering Price)
     -----------------              --------------
     Less than $50,000                      0.00%
     $50,000 - $99,999                      0.25
     $100,000 - $249,999                    0.50
     $250,000 - $499,999                    1.00
     $500,000 - $999,999                    2.00
     $1,000,000 or more                     2.90

     (1) Sales charge reductions are computed both on a dollar basis and on the basis of the number of units purchased, at any point of purchase, using the equivalent of 5,000 units to $50,000, 10,000 units to $100,000 etc., and will be applied on that basis which is more favorable to you.

     You may aggregate unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

     o   purchases by your spouse or minor
         children, and

     o   purchases by your trust estate or
         fiduciary accounts.

     The discounts described above apply only during the initial offering period.

     There can be no assurance that the sponsor will create future trusts with investment strategies similar to your trust or that may fit within your investment parameters.

     Advisory and Fee Accounts. We eliminate your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "Fee Account").

     This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount, however, we do not require that you buy units with these CUSIP number to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that may have the distributions automatically reinvest into additional units of your trust or receive cash distributions. We reserve the right to limit or deny purchases of units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to your trust. We, as sponsor, will receive and you will pay the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus.

     Exchange or Rollover Option. If you are buying units of the trust in the primary market with redemption or termination proceeds from any other Claymore unit trust, you may purchase units at 99% of the maximum Public Offering Price, which may include an upfront sales charge and a deferred sales charge. You may also buy units with this reduced sales fee if you are purchasing units in the primary market with (1) the termination proceeds from a non-Claymore unit trust with a similar investment strategy or (2) the redemption proceeds from a non-Claymore trust if such trust has a similar investment strategy and that trust is scheduled to terminate within 30 days of redemption. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of the trust must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases."

     Rollover Purchases are also subject to the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus.

     Employees. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Claymore and its affiliates, or by registered representatives of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market.

     Dividend Reinvestment Plan. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for more information regarding buying units.

     How We Distribute Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid for a given transaction is as follows:

                                      Concession
                                       per Unit
     Purchase Amount/             (as a % of Public
     Form of Purchase               Offering Price)
     ----------------               --------------
     Less than $50,000                      3.60%
     $50,000 - $99,999                      3.35
     $100,000 - $249,999                    3.25
     $250,000 - $499,999                    2.75
     $500,000 - $999,999                    2.00
     $1,000,000 or more                     1.25
     Rollover Purchases                     2.60
     Fee Account and
       Employee Purchases                   0.00

     We apply these amounts as a percent of the unit price per transaction at the time of the transaction. We also apply the different distribution levels on a unit basis using a $10 unit equivalent. For example, if a firm executes a transaction between 10,000 and 24,999 units, it earns 3.25% of the unit price.

     Broker-dealers and other firms that sell units of certain Claymore unit trusts are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust's prospectus. From the Initial Date of Deposit through June 30, 2006, the additional concession is based on total sales of eligible Claymore unit trusts during a calendar quarter as set forth in the following table:

                                  Additional Volume
                                      Concession
                                   (as a percentage
     Primary Offering              of the value of
     Period Sales During           units sold over
     Calendar Quarter                 $3 million)
     ---------------                --------------
     $0 but less than $3 million            0.00%
     $3 million
        but less than $20 million           0.05
     $20 million or more                    0.10

     Dealer firms will not receive additional compensation for the first $3 million sold in units during a calendar quarter. For example, if a dealer firm sells $4 million of eligible units in a calendar quarter, the dealer firm will receive additional compensation of 0.05% of $1 million. Also, if a dealer firm sells $26 million of eligible units in a calendar quarter, the dealer firm will receive additional compensation of 0.10% of $23 million. On and after July 1, 2006, the addition concession schedule will be eliminated and replaced with a program that provides for a payment of 0.10% of the value of eligible Claymore unit trusts sold in the primary market during a calendar quarter so long as the broker-dealers or other firms sell at least $25 million of eligible Claymore unit trusts during the calendar quarter. Eligible unit trusts include all Claymore unit trusts, other than Claymore municipal portfolios, sold in the primary market. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.

     Claymore reserves the right to modify or terminate the volume concession program at any time. The sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

     We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

     We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost the amount set forth in "Trust Portfolio" on the initial deposit of securities in the trust.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for additional information.

                             How to Sell Your Units

     You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.claymoresecurities.com or through your financial professional. We often refer to the sale price of units as the "bid price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

     Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     Selling Units. We intend to, but are not obligated to, maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

     Redeeming Units. You may also be able to redeem your units directly with the trustee, The Bank of New York, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see "Purchase, Redemption and Pricing of Units-Redemption" in the Part B of the prospectus.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     If you redeem your units, the trustee will generally send you a payment for your units no later than three business days after it receives all necessary documentation.

     You can generally request an in-kind distribution of the stocks underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units. This option is generally available only for stocks traded and held in the United States. If you hold units of the trust, you may not request this option in the last five days of your trust's life. We may modify or discontinue this option at any time without notice. If you request an in-kind distribution of the securities underlying units of the trust, you will incur any distribution or service fees (Rule 12b-1 fees) applicable to those securities.

     Exchange Option. You may be able to exchange your units for units of other Claymore unit trusts at a reduced sales fee. You can contact your financial professional or Claymore for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you must purchase units in a subsequent trust on the same day that you redeem units of your current trust. We may discontinue this option at any time.

     For more complete information regarding selling or redeeming your units, see "Purchase, Redemption and Pricing of Units" in Part B of the prospectus.

                                  Distributions

     Dividends. Your trust generally pays dividends from its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

     o   reinvest distributions in additional units of your trust at no fee, or

     o   receive distributions in cash.

     You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value on the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

     In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. In addition, your trust may pay a special distribution in order to maintain the qualification of the trust as a regulated investment company or to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the trust. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

     Reinvest in your Trust. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee.

     Reports. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of stock evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                Investment Risks

     All investments involve risk. This section describes the main risks that can impact the value of the stocks in your trust. You should understand these risks before you invest. If the value of the underlying Closed-End Funds falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

     Market risk. Market risk is the risk that a particular security in a trust, the trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including:

     o   General securities markets movements;

     o   Changes in the financial condition of an issuer or an industry;

     o   Changes in perceptions about an issuer or an industry;

     o   Interest rates and inflation;

     o   Governmental policies and litigation; and

     o   Purchases and sales of securities by the trust.

     Even though we carefully supervise the trust portfolio, you should remember that we do not manage the portfolio. Your trust will not sell a stock solely because the market value falls as is possible in a managed fund.

     Interest rate risk. Interest rate risk is the risk that the value of securities held by a Closed-End Fund in your trust will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes.

     Credit and dividend payment risk. Credit risk is the risk that an issuer of a security held by a Closed-End Fund in your trust is unable or unwilling to make dividend and/or principal payments. High yield or "junk" securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities.

     Call risk. Call risk is the risk that securities held by a Closed-End Fund in a trust can be prepaid or "called" by the issuer before their stated maturity. If securities are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a security trading at a premium will reduce your return. Securities held by a Closed-End Fund in the trust are more likely to be called when interest rates decline. This would result in early returns of principal to the Closed-End Funds in the trust. The securities may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the securities to be removed from a fund prior to maturity or stated call dates. High yield or "junk" securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities.

     Security quality risk. Security quality risk is the risk that a reduction in a securities rating may decrease its value, the value of a Closed-End Fund and the value of your investment in your trust. Securities ratings may be reduced at any time, including during the primary offering period of your trust.

     Split ratings risk. Split-rated securities are those securities that, at the time of investment, are rated below investment grade by Moody's or Standard & Poor's, so long as at least one rating agency rates such securities within the four highest grades (i.e., investment-grade quality). This means that a split-rated security may be regarded by one rating agency as having predominately speculative characteristics with respect to the issuer's capacity to pay interest and repay principal, and accordingly subject to a greater risk of default. The prices of split-rated securities, in the view of one but not all rating agencies, may be more sensitive than securities without a split-rating to negative developments, such as a decline in the issuer's revenues or a general economic downturn.

     Litigation and legislation risk. Your trust is subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. We cannot predict what impact any pending or threatened litigation or any bankruptcy concerns will have on the share prices of the securities.

     Closed-End Fund risk. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change.

     Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Certain of the Closed-End Funds included in your trust may employ the use of leverage in their portfolios through the issuance of preferred stock or debt. While leverage often serves to increase the yield of a Closed-End Fund, this leverage also subjects the Closed-End Fund to increased risks, including the likelihood of increased volatility and the possibility that the Closed-End Fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises. In addition, Closed-End Funds are subject to their own annual fees and expenses, including a management fee. Such fees reduce the potential benefits associated with owning a Closed-End Fund and are in addition to your trust's expenses.

     High-yield securities risk. Certain of the Closed-End Funds held by the trusts invest in high-yield securities. High yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increase in rates will generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may affect an issuer's ability to make dividend payments.

     High yield or "junk" securities, the general names for securities rated below the category of "BBB" by Standard & Poor's or the category of "Baa" by Moody's, are frequently issued by corporations in the growth state of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below investment grade should be considered speculative as these ratings indicate a quality of less than investment grade. Because high yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree. Also, the market for high yield securities is generally smaller and less liquid than that for investment grade securities.

     The market for high yield bonds is smaller and less liquid than that for investment grade bonds. High yield bonds are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high yield bonds, the bid-offer spread on such bonds is generally greater than it is for investment grade bonds and the purchase or sale of such bonds may take longer to complete.

     Preferred securities risk. A significant number of the Closed-End Funds held by the Preferred and Income Trust invest in preferred securities, such as preferred stock and trust preferred securities.

     Similar to bonds, preferred stocks typically offer a fixed rate of return paid in the form of a dividend. Like common stock, most preferred stocks are equity securities representing ownership in a company. Preferred stocks are generally considered "senior securities" and preferred stockholders enjoy preference over common stockholders with regard to dividends and liquidations. For the prospect of a higher yield, preferred stockholders may forfeit or at least be limited in their voting rights. Preferred stocks are generally traded on major stock exchanges. Preferred stocks are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income and therefore will be subject to greater credit risk than those debt instruments.

     Trust preferred securities are limited-life securities typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. Dividend payments of the trust preferred securities generally coincide with interest payments on the underlying obligations. Trust preferred securities and the underlying subordinated debentures typically rank senior to the company's common and preferred stock and junior to the company's senior debt, subordinated debt and other indebtedness.

     In addition to the risks set forth above, these securities are also subject to the following risks:

     o Trust preferred securities are designed to create the same business risk for an investor as if the investor had bought the securities underlying the trust preferred securities. A corporation's ability to pay distributions on the trust preferred securities is generally dependent on whether the corporation issuing the securities is able to pay interest on the underlying securities.

     o Unitholders have no right to accelerate the trust preferred securities or the underlying securities for non-payment.

     o A corporation issuing the underlying securities may elect to defer interest payments on those securities at any time during the life of the trust preferred securities for up to 20 consecutive quarters. If such an election is made, distributions on the trust preferred securities will not be made during the deferral period. During any deferral period investors may be taxed as if the Preferred and Income Trust had received current income. In such a case, unitholders will have income taxes due, but will not have received income distributions to pay the taxes.

     o Tax or regulatory changes may change the tax characterization of the Preferred and Income Trust preferred securities or the underlying securities, and, as a result, may effect the value of your units.

     o Preferred securities may be subject to redemption after a certain call date or as a result of certain tax or regulatory events. This may occur prior to maturity.

     Convertible securities risk. Certain Closed-End Funds held by the Covered Call and Income Trust invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security's "conversion price." The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security. Thus, it may not decline in price to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.

     Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock, as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for a potential loss.

     Options risk. The value of an option held by the Closed-End Funds in the Covered Call and Income Trust may be adversely affected if the market for the option becomes less liquid or smaller, and will be affected by changes in the value and dividend rates of the stock subject to the option, an increase in interest rates, a change in the actual and perceived volatility of the stock market and the common stock, and the remaining time to expiration. Additionally, the value of an option does not increase or decrease at the same rate as the underlying stock (although they generally move in the same direction). However, as an option approaches its expiration date, its value increasingly moves with the price of the stock subject to an option. The strike price for an option may be adjusted downward before an option expiration triggered by certain corporate events affecting that stock. A downward adjustment to the strike price will have the effect of reducing the equity appreciation. Option strike prices may be adjusted to reflect certain corporate events such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. If the value of the underlying stock exceeds the strike price of an option, it is likely that the holder of that option will exercise their right to purchase the stock.

     The call writing portion of the investment strategy of a Closed-End Fund may not be successful in that the Closed-End Fund may not realize the full appreciation of stocks on which such Closed-End Fund has written call options. Many of the Closed-End Funds held in the Covered Call and Income Trust will invest using a covered call option strategy or similar income-oriented investment strategies. You should understand the risks of these strategies before you invest. In employing a covered call strategy, a Closed-End Fund will generally write (sell) call options on a significant portion of the Closed-End Fund's managed assets. These call options will give the option holder the right, but not the obligation, to purchase a security from the Closed-End Fund at the strike price on or prior to the option's expiration date. The ability to successfully implement the Closed-End Fund's investment strategy depends on the Closed-End Fund adviser's ability to predict pertinent market movements, which cannot be assured. Thus, the use of options may require a Closed-End Fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Closed-End Fund can realize on an investment, or may cause the Closed-End Fund to hold a security that it might otherwise sell. The writer (seller) of an option has no control over the time when it may be required to fulfill its obligation as a writer (seller) of the option. Once an option writer (seller) has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. As the writer (seller) of a covered call option, a Closed-End Fund forgoes, during the option's life, the opportunity to profit from increases in the market value of the security underlying the call option above the sum of the premium and the strike price of the call option, but has retained the risk of loss should the price of the underlying security decline. The value of the options written (sold) by a Closed-End Fund, which will be marked-to-market on a daily basis, will be affected by changes in the value and dividend rates of the underlying securities, an increase in interest rates, changes in the actual or perceived volatility of securities markets and the underlying securities and the remaining time to the options' expiration.

     An option is generally considered "covered" if the Closed-End Fund owns the security underlying the call option or has an absolute and immediate right to acquire that security without additional cash consideration (or, if required, cash or other liquid assets are segregated by the fund) upon conversion or exchange of other securities held by the Closed-End Fund. In certain cases, a call option may also be considered covered if a Closed-End Fund holds a call option on the same security as the call option written (sold) provided that certain conditions are met. By writing (selling) covered call options, a Closed-End Fund generally seeks to generate income, in the form of the premiums received for writing (selling) the call options. Investment income paid by a Closed-End Fund to its shareholders (such as the trust) may be derived primarily from the premiums it receives from writing (selling) call options and, to a lesser extent, from the dividends and interest it receives from the equity securities or other investments held in the Closed-End Fund's portfolio and short-term gains thereon. Premiums from writing (selling) call options and dividends and interest payments made by the securities in a Closed-End Fund's portfolio can vary widely over time.

     Trust of Funds risk. In order to hold securities of Closed-End Funds, your trust has agreed to the following condition. This condition may negatively affect the value of the units.

     o Your trust has agreed that it will not terminate within 30 days of the termination of any other Claymore trust that holds shares of one or more common Closed-End Funds.

     Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

     See "Risk Factors" in Part B of the prospectus for additional information.

                               How the Trust Works

     Your Trust. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created the trust under a trust agreement between Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee). To create your trust, we deposited contracts to purchase stocks with the trustee along with an irrevocable letter of credit or other consideration to pay for the stocks. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

     Changing Your Portfolio. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell stocks:

     o   to pay expenses,

     o   to issue additional units or redeem units,

     o   in limited circumstances to protect the trust,

     o to make required distributions or avoid imposition of taxes on the trust, or

     o to maintain the qualification of the trust as a regulated investment company, or

     o   as permitted by the trust agreement.

     In the event that an issuer of any of the securities in the trust offers to issue new securities, or to exchange securities for trust securities, the trustee will, at the direction of the sponsor, accept or reject such offer or vote for or against any offer for new or exchanged securities or property in exchange for a trust security. Should any issuance, exchange or substitution take place, any securities, cash or property received will be deposited and promptly sold by the trustee pursuant to the sponsor's direction, unless the sponsor advises the trustee to keep such securities or property.

     Only the trustee may vote the shares of the Closed-End Funds held in your trust. The trustee will vote the shares in the same general proportion as the shares held by other shareholders of each Closed-End Fund.

     We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys stocks, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in stock prices between the time we create units and the time your trust buys the stocks. When your trust buys or sells stocks, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We will not select firms to handle these transactions on the basis of their sale of units of a trust.

     Termination of Your Trust. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than 20% of the value of the stocks in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

     The trustee will notify you of any termination and sell any remaining stocks. The trustee will send your final distribution to you within a reasonable time following liquidation of all the stocks after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units. You may be able to request an in-kind distribution of the stocks underlying your units at termination. Please refer to the section entitled "How to Sell Your Units-Redeeming Units" for information on in-kind distributions.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                               General Information

     Claymore. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. During our history we have been active in public and corporate finance, have underwritten closed-end funds and have distributed bonds, mutual funds, closed-end funds and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the National Association of Securities Dealers, Inc. If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our headquarters at 2455 Corporate West Drive, Lisle, Illinois 60532 or by using the contacts listed on the back cover of this prospectus. Claymore personnel may from time to time maintain a position in certain stocks held by the trust.

     Claymore and your trust have adopted a code of ethics requiring Claymore's employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

     The Trustee. The Bank of New York is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 101 Barclay Street, 20th Fl., New York, New York 10286. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying Claymore and investors.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                    Expenses

     Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

     Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor and evaluator for providing portfolio supervisory services and for evaluating your portfolio. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Claymore unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

     Your trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" of $0.05 per unit from the assets of the trust as of the close of the initial public offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     Your trust will also pay its general operating expenses, including any licensing fees. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Claymore, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee may sell securities to pay trust expenses.

     The trust, and therefore the unitholders of the trust, will also indirectly bear the expenses of the underlying Closed-End Funds. While the trust will not pay these expenses directly out of its assets, these expenses are shown under "Annual Fund Operating Expenses of the Trust" in the "Fees and Expenses" section of the trust to illustrate the impact of these expenses.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.

             Report of Independent Registered Public Accounting Firm

Unitholders

Claymore Securities Defined Portfolios, Series 305

     We have audited the accompanying statements of financial condition, including the trust portfolios set forth on pages 7 and 15 of this prospectus, of Claymore Securities Defined Portfolios, Series 305, as of June 14, 2006, the initial date of deposit. These statements of financial condition are the responsibility of the trusts' sponsor. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

     We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of June 14, 2006. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

     In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Claymore Securities Defined Portfolios, Series 305 as of June 14, 2006, in conformity with accounting principles generally accepted in the United States of America.

                                                              Grant Thornton LLP

     Chicago, Illinois
     June 14, 2006



     Claymore Securities Defined Portfolios, Series 305

     Statements of Financial Condition
     as of the Inception Date, June 14, 2006
                                                                                      Closed-End     Closed-End
                                                                                       Preferred    Covered Call
                                                                                      and Income     and Income
     Investment in stocks                                                                Trust          Trust
     Sponsor's contracts to purchase underlying stocks backed by
         cash deposited (1)(2)                                                       $    149,887   $    149,744
                                                                                     ------------   ------------
                                                                                     $    149,887   $    149,744
                                                                                     ============   ============
     Liabilities and interest of unitholders Liabilities:
         Organization costs (3)                                                      $      1,211   $      1,210
         Creation and development fee (6)                                                     757            756
         Deferred sales fee (4)                                                             5,223          5,218
                                                                                     ------------   ------------
                                                                                            7,191          7,184
                                                                                     ------------   ------------
     Interest of unitholders:
         Cost to unitholders (5)                                                          151,400        151,250
         Less: initial sales fee                                                            1,513          1,506
         Less: organization costs, C&D and deferred sales fees (3)(4)(5)(6)                 7,191          7,184
                                                                                     ------------   ------------
         Net interest of unitholders                                                      142,696        142,560
                                                                                     ------------   ------------
            Total                                                                    $    149,887   $    149,744
                                                                                     ============   ============
     Number of units                                                                       15,140         15,125
                                                                                     ============   ============
     Net Asset Value per Unit                                                        $      9.426   $      9.426
                                                                                     ============   ============

--------------------------------------------------------------------------------

(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the trustee.

(2) Cash and/or a letter of credit has been deposited with The Bank of New York, trustee, covering the funds (aggregating $150,176 and $149,999) necessary for the purchase of the securities in the Preferred and Income Trust and the Covered Call and Income Trust, respectively, represented by purchase contracts.

(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trusts. These costs have been estimated at $8.00 per 100 units for each trust. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be deducted from the assets of a trust.

(4) The total transactional sales fee consists of an initial sales fee and a deferred sales fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the C&D Fee. On the Inception Date, the total transactional sales fee is 4.45% of the Public Offering Price (equivalent to 4.657%, of the net amount invested for a trust). The deferred sales fee is equal to $0.345 per unit of each trust.

(5) The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchases.

(6) Each trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period.





                     CLAYMORE SECURITIES DEFINED PORTFOLIOS

                               CLAYMORE PORTFOLIO

                      PROSPECTUS PART B DATED June 14, 2006



     The prospectus for a Claymore Securities Defined Portfolio (a "trust") is divided into two parts. Part A of the prospectus relates exclusively to a particular trust or trusts and provides specific information regarding each trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Claymore Securities Defined Portfolios. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each trust.

                                    Contents

          General Information                                          2
          Investment Policies                                          2
          Risk Factors                                                 3
          Administration of the Trust                                 20
          Expenses of the Trust                                       26
          Portfolio Transactions and Brokerage Allocation             28
          Purchase, Redemption and Pricing of Units                   28
          Taxes                                                       33
          Experts                                                     35
          Performance Information                                     35
          Description of Ratings                                      35



General Information

     Each trust is one of a series of separate unit investment trusts created under the name Claymore Securities Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to maintain, for the first 90 days, as closely as possible the same original percentage relationship among the number of shares of each security in the trust established by the initial deposit of securities and, thereafter, the same percentage relationship that existed immediately prior to such deposit. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

     A trust consists of (a) the securities listed under "Trust Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor. Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

     Except as stated in the trust agreement, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

     Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for limited purposes, including redeeming units tendered for redemption and the payment of expenses.

Risk Factors

     Stocks. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

     Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

     The sponsor's buying and selling of the securities, especially during the initial offering of units of the trust or to satisfy redemptions of units may impact upon the value of the underlying securities and the units. The publication of the list of the securities selected for the trust may also cause increased buying activity in certain of the stocks comprising the portfolio. After such announcement, investment advisory and brokerage clients of the sponsor and its affiliates may purchase individual securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the sponsor or its affiliates which are based on the performance of the securities on the list. The sponsor or its affiliates may also purchase securities as a hedge against its risk on the warrants (although generally the sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the securities by the trust may cause the trust to purchase stocks at a higher price than those buyers who effect purchases by the trust.

     Fixed Portfolio. Investors should be aware that the trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the trust may also be owned by other clients of the sponsor. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by the trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by the trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the trust. The prices of single shares of each of the securities in the trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

     Closed-End Fund Risks. If set forth in Part A of the prospectus, a trust may invest in the common stock of closed-end funds ("Closed-End Funds"). Closed-End Funds are actively managed investment companies which invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change.

     Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Certain of the Closed-End Funds included in a trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a Closed-End Fund, this leverage also subjects the Closed-End Fund to increased risks, including the likelihood of increased volatility and the possibility that the Closed-End Fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

     Municipal Bond Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in municipal bonds. If this is the case, an investment in units should be made with an understanding of the risks which an investment in municipal bonds entails.

     Failure of issuers to pay interest and/or principal. The primary risk associated with an investment in municipal bonds is that the issuer or an insurer of the municipal bond will default on principal and/or interest payments when due on the municipal bond. Such a default would have the effect of lessening the income generated by each trust and/or the value of the trust's units. The bond ratings assigned by major rating organizations are an indication of the issuer's ability to make interest and principal payments when due on its municipal bonds. Subsequent to the initial date of deposit the rating assigned to a municipal bond may decline. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any bond.

     Fixed-rate bonds. Municipal bonds are subject to the risk that the value of such municipal bonds (and, therefore, of the units) will decline with increases in interest rates or a decrease in the federal or state (if applicable) income tax rate. Inflation and economic recession are two of the major factors, among others, which contribute to fluctuations in interest rates and the values of fixed-rate municipal bonds.

     Original issue discount bonds and zero coupon bonds. Certain municipal bonds may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of any current interest. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than bonds of comparable quality that pay current income. For federal income tax purposes, original issue discount on tax-exempt bonds must be accrued over the term of the bonds. On sale or redemption of the bonds, the difference between (i) the amount realized (other than amounts treated as tax-exempt income) and (ii) the tax basis of such bonds (properly adjusted, in the circumstances described below, for the accrual of original issue discount) will generally be treated as taxable gain or loss.

     "When issued" and "delayed delivery" bonds. Certain municipal bonds have been purchased by the sponsor or issuers of the securities in a trust on a "when issued" basis. Municipal bonds purchased on a "when issued" basis have not yet been issued by their governmental entity on the initial date of deposit (although such governmental entity had committed to issue such municipal bonds). In the case of these and/or certain other municipal bonds, the delivery of the municipal bonds may be delayed ("delayed delivery") or may not occur. The effect of a trust containing "delayed delivery" or "when issued" municipal bonds is that unitholders who purchased their units prior to the date such municipal bonds are actually delivered to the trustee may have to make a downward adjustment in the tax basis of their units. Such downward adjustment may be necessary to account for interest accruing on such "when issued" or "delayed delivery" municipal bonds during the time between their purchase of units and delivery of such municipal bonds to a trust.

     Redemption or sale prior to maturity. Certain municipal bonds are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates. Certain municipal bonds may be sold or redeemed or otherwise mature.

     Market discount. Certain municipal bonds have current market values below face value. A primary reason for the market value of such municipal bonds being less than face value at maturity is that the interest rate of such municipal bonds is at lower rates than the current market interest rate for comparably rated municipal bonds. Municipal bonds selling at market discounts tend to increase in market value as they approach maturity. A market discount tax-exempt municipal bond held to maturity will have a larger portion of its total return in the form of taxable ordinary income and less in the form of tax-exempt income than a comparable municipal bond bearing interest at current market rates.

     General obligation bonds. Certain municipal bonds may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. The taxing power of any governmental entity may be limited, however, by provisions of state constitutions or laws. An entity's credit will depend on many factors: tax base, reliance on federal or state aid, and factors that are beyond the entity's control.

     Appropriations bonds. Certain municipal bonds may be municipal bonds that are, in whole or in part, subject to and dependent upon either the governmental entity making appropriations from time to time or the continued existence of special temporary taxes which require legislative action for their reimposition. The availability of any appropriation is subject to the willingness or ability of the governmental entity to continue to make such special appropriations or to reimpose such special taxes. The obligation to make lease payments exists only to the extent of the monies available to the governmental entity therefor, and no liability is incurred by the governmental entity beyond the monies so appropriated. Once an annual appropriation is made, the governmental entity's obligation to make lease rental payments is absolute and unconditional regardless of any circumstances or occurrences which might arise. In the event of non-appropriation, certificateholders' or bondowners' sole remedy (absent credit enhancement) generally is limited to repossession of the collateral for resale or releasing. In the event of non-appropriation, the sponsor may instruct the trustee to sell such municipal bonds.

     Industrial development revenue bonds ("IDRs"). IDRs, including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

     Hospital and health care facility bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

     Housing bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a unitholder purchased units, any prepayment at par would result in a loss of capital to the unitholder and reduce the amount of income that would otherwise have been paid to unitholders.

     Power bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility's services and the cost of providing those services. Utilities may also be subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility's results of operations. The sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to municipal bonds.

     Water and sewer revenue bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, the possible inability to obtain rate increases, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of "no growth" zoning ordinances and the continued availability of federal and state financial assistance and of municipal bond insurance for future bond issues.

     Education, university and college bonds. The ability of educational institutions, including universities and colleges, to meet their obligations is dependent upon various factors. Some of these factors include the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution's ability to make payment on its own.

     Lease rental bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase or equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

     Capital improvement facility bonds. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

     Solid waste disposal bonds. Municipal bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation of the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires most waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

     Moral obligation bonds. Certain bonds may be "moral obligation" bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation of debt of the state. The agencies or authorities generally have no taxing power.

     Refunded bonds. Refunded bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally non-callable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

     Airport, port and highway revenue bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

     Special tax bonds. Special tax bonds are payable for and secured by the revenues derived by a municipality from a particular tax. Examples of special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

     Tax allocation bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Municipal bond payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: variations in taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

     Transit authority bonds. Mass transit is generally not self-supporting from fare revenues. Additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

     Convention facility bonds. Municipal bonds in the convention facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

     Correctional facility bonds. Municipal bonds in the correctional facilities category include special limited obligation securities issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/ or appropriations.

     Tobacco settlement bonds. Tobacco settlement bonds are municipal obligations that are backed entirely by expected revenues to be derived from lawsuits settled between governmental entities and American tobacco companies involving tobacco related deaths and illnesses. The settlements primarily involve Phillip Morris; R.J. Reynolds; Brown & Williamson, a division of British American Tobacco; and Lorillard, a division of the Loews Corporation. Revenues from approximately 17 other companies are also providing part of the settlement payments. Because tobacco settlement bonds are backed by a single source of revenue--the payments from tobacco companies, the creditworthiness of the bonds depends in large part, on the ability of these companies to meet their obligations. Risk factors facing tobacco companies include: reduced cigarette consumption, increased taxes on cigarettes, continuing litigation and the possibility of bankruptcy. The initial and annual payments made by the tobacco companies will be adjusted based on a number of factors, the most important of which is domestic cigarette consumption. If the volume of cigarettes shipped in the U.S. by manufacturers participating in the settlement decreases significantly, payments due from them will also decrease. Demand for cigarettes in the U.S. could continue to decline due to price increases needed to recoup the cost of payments by tobacco companies. Demand could also be affected by: anti-smoking campaigns, tax increases, reduced advertising, enforcement of laws prohibiting sales to minors; elimination of certain sales venues such as vending machines; and the spread of local ordinances restricting smoking in public places.

     Market Discounts or Premiums. Certain of the securities may have been deposited at a market discount or premium principally because their dividend rates are lower or higher than prevailing rates on comparable securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to the trust. Market premium of discount attributable to dividend rate changes does not indicate market confidence or lack of confidence in the issue.

     Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

     Additional Deposits. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

     Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the trusts' failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more stocks, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to 20 business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

     Litigation and Legislation. At any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

     Tobacco Industry. Certain of the issuers of securities in the trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

     In November 1998, certain companies in the U.S. tobacco industry entered into a negotiated settlement with several states which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. Future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such securities and the value of units of a trust containing such securities.

     Financial Sector Risks. If set forth in Part A of the prospectus, certain of the issuers of securities in a trust may be involved in the financial sector. An investment in units of a trust containing securities of such issuers should be made with an understanding of the problems and risks inherent in the financial sector in general.

     Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

     The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have undergone substantial change in recent years. The recently enacted Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Starting in mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the trust's portfolio.

     Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and (vii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

     The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulations. The sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

     All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations could cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

     Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws" or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

     While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

     Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited securities which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as on the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the equity securities included in the trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     High-Yield Bond Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in high-yield bonds. High-yield, high risk bonds are subject to greater market fluctuations and risk of loss than bonds with higher investment ratings. The value of these bonds will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

     High-yield or "junk" bonds, the generic names for bonds rated below "Triple B" by Standard & Poor's or "Baa" Moody's, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below "Triple B" should be considered speculative as these ratings indicate a quality of less than investment grade. Because high-yield bonds are generally subordinated obligations and are perceived by investors to be riskier than higher rated bonds, their prices tend to fluctuate more than higher rated bonds and are affected by short-term credit developments to a greater degree.

     The market for high-yield bonds is smaller and less liquid than that for investment grade bonds. High-yield bonds are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield bonds, the bid- offer spread on such bonds is generally greater than it is for investment grade bonds and the purchase or sale of such bonds may take longer to complete.

     Foreign Securities Risk. If set forth in Part A of the prospectus, certain of the securities in a trust may be of foreign issuers, and therefore, an investment in such a trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the securities included in the trust, the sponsor believes that adequate information will be available to allow the sponsor to provide portfolio surveillance.

     Certain of the securities in one or more of the Trusts may be in ADR or GDR form. ADRs, American Depositary Receipts and GDRs, Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Receipts and Global Depositary Receipts (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

     Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

     For the securities that are Depositary Receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

     On January 1, 1999, Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain (eleven of the fifteen member countries of the European Union ("EU")) established fixed conversion rates between their existing sovereign currencies and the euro. On such date the euro became the official currency of these eleven countries. As of January 1, 1999, the participating countries no longer control their own monetary policies by directing independent interest rates for their currencies. Instead, the authority to direct monetary policy, including money supply and official interest rates for the euro, is exercised by the new European Central Bank. The conversion of the national currencies of the participating countries to the euro could negatively impact the market rate of the exchange between such currencies (or the newly created euro) and the U.S. dollar. In addition, European corporations, and other entities with significant markets or operations in Europe (whether or not in the participating countries), face strategic challenges as these entities adapt to a single transnational currency. The euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; effect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The sponsor is unable to predict what impact, if any, the euro conversion will have on any of the issuers of securities contained in a trust.

     Preferred Stock Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in preferred stock. If this is the case, an investment in units should be made with an understanding of the risks which an investment in preferred stocks entails, including the risk that the financial condition of the issuers of the securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the units may decline. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the securities may be expected to fluctuate over the life of the trust to values higher or lower than those prevailing on the initial date of deposit.

     Trust Preferred Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in trust preferred securities. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the trust preferred securities are generally treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are generally not eligible for the dividends-received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

     Convertible Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in convertible securities.

     Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security's conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

     Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

     Senior Loan Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in senior loans.

     Senior loans in which a Closed-End Fund may invest:

     o   generally are of below investment grade credit quality;

     o   may be unrated at the time of investment;

     o generally are not registered with the SEC or any state securities commission; and

     o   generally are not listed on any securities exchange.

     The amount of public information available on senior loans generally will be less extensive than that available for other types of assets.

     No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a Closed-End Fund to sell an investment in a timely manner at a price approximately equal to its value on the Closed-End Fund's books. The illiquidity of senior loans may impair a Closed-End Fund's ability to realized the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in a trust's net asset value.

     If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the Closed-End Funds may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a Closed-End Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a Closed-End Fund could get for the senior loan may be adversely affected.

     Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a Closed-End Fund, is subject to the risk that a court could find the Lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

Administration of the Trust

     Distributions to Unitholders. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     Distribution Reinvestment. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional units of their trust without a sales fee.

     Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

     Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

     The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its Unit Investment Trust Division office.

     Statements to Unitholders. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust will not be audited annually unless the sponsor determines that such an audit would be in the best interest of the unitholders of the trust. If an audit is conducted, it will be done at the related trust's expense, by independent public accountants designated by the sponsor. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, generally setting forth for the trust:

     (A)  As to the Income Account:

          (1)  Income received;

          (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

          (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

     (B)  As to the Capital Account:

          (1) The dates of disposition of any securities and the net proceeds received therefrom;

          (2) Deductions for payment of applicable taxes and fees and expenses of the trust; and

          (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

     (C)  The following information:

          (1) A list of the securities as of the last business day of such calendar year;

          (2) The number of units outstanding on the last business day of such calendar year;

          (3) The redemption price based on the last evaluation made during such calendar year; and

          (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

     Rights of Unitholders. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     Amendment and Termination. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the unitholders. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder or to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 20% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

     Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The trustee will attempt to sell the securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Approximately five days prior to termination of certain trusts, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution (a "Distribution In Kind"). A unitholder who owns the minimum number of units shown in Part A of the prospectus may request a Distribution In Kind from the trustee instead of cash. The trustee will make a Distribution In Kind through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's Distribution In Kind to facilitate the distribution of whole shares. The sponsor may terminate the Distribution In Kind option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests a Distribution In Kind. Unitholders of the Convertible and Income Trust who request a Distribution In Kind will be subject to any 12b-1 Fees applicable to the underlying securities.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain trusts at approximately one year after the inception date of such trusts. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     The Trustee. The trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, 20th Fl., New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     The Sponsor. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. Claymore Securities, Inc. was created as Ranson & Associates, Inc., in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Claymore Securities, Inc. is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. Claymore Securities, Inc. has been active in public and corporate finance and has sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Claymore Securities, Inc. which is a member of the National Association of Securities Dealers, Inc., is the sponsor to each of the above-named unit investment trusts. The sponsor's offices are located at 2455 Corporate West Drive, Lisle, Illinois 60532, and at 101 W. Elm, Suite 310, Conshohoken, Pennsylvania 19428.

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     The Supervisor and the Evaluator. Claymore Securities, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder.

     Limitations on Liability. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

Expenses of the Trust

     The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the Trust (the "Sponsor's Supervisory Fee"). In providing such supervisory services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. If so provided in Part A of the prospectus, the sponsor may also receive an annual fee for providing bookkeeping and administrative services for a trust (the "Bookkeeping and Administrative Fee"). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the "Evaluator's Fee"). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.

     The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee's fee, which is calculated monthly, is based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Sponsor's Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator's Fee are calculated monthly and are based on the largest number of units outstanding at any time during the period for which such compensation is being computed. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds. In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Claymore is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year.

     The trust will also will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     The following additional charges are or may be incurred by the trust: (a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from gross negligence, bad faith or willful misconduct on its part; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the trust agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust.

     The trust shall also bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor.

Portfolio Transactions and Brokerage Allocation

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

Purchase, Redemption and Pricing of Units

     Public Offering Price. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee"). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&D Fee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust ("organization costs"). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the discretion of the sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

     The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or the Nasdaq National Market System or by taking into account the same factors referred to under "Computation of Redemption Price".

     Public Distribution of Units. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

     The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

     Certain commercial banks may be making units of a trust available to their customers on an agency basis. Furthermore, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This new legislation grants banks new authority to conduct certain authorized activity, such as sales of Units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions. The sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the sponsor. At various times the sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the sponsor, or participates in sales programs sponsored by the sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the sponsor in its discretion may from time to time pursuant to objective criteria established by the sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a trust. Such payments are made by the sponsor out of its own assets, and not out of the assets of any trust. These programs will not change the price unitholders pay for their units or the amount that a trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the sponsor.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     Sponsor Profits. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

     Market for Units. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     Redemption. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request a Distribution In Kind from the trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (1) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered and (2) the unitholder has elected to redeem at least five days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     Computation of Redemption Price. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined generally on the basis of (i) the cash on hand in the trust or moneys in the process of being collected and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: if the securities are listed on a national or foreign securities exchange or the Nasdaq National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or Nasdaq National Market System which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the Nasdaq National Market System will be valued at the Nasdaq National Market System's official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the evaluator deems appropriate: (i) on the basis of the current bid price (offer prices for primary market purchases) for comparable securities (unless the evaluator deems such price inappropriate as a basis for evaluation), (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal or (iii) by any combination of the above. If the trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security shall be converted to U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the evaluator deems such prices inappropriate as a basis for valuation).

     Retirement Plans. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to $250. Fees and charges with respect to such plans may vary.

     Ownership of Units. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form either at Depository Trust Company ("DTC") through an investor's brokers' account or through registration of the units on the books of the trustee. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book entry form through DTC or the trustee. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants if the units are evidenced at DTC, or otherwise will be evidenced and accomplished by book entries made by the trustee. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Unitholders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.

     Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

Taxes

     This section summarizes some of the main U.S. federal income tax consequences of owning units of a trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     Trust Status. The trust intends to qualify as a "regulated investment company" under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income taxes.

     Distributions. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your trust's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your shares. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional shares or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

     Dividends Received Deduction. A corporation that owns shares generally will not be entitled to the dividends received deduction with respect to many dividends received from the trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on shares that are attributable to qualifying dividends received by the trust from certain corporations may be designated by the trust as being eligible for the dividends received deduction.

     Sale or Redemption of Shares. If you sell or redeem your shares, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your shares from the amount you receive in the transaction. Your tax basis in your shares is generally equal to the cost of your shares, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your shares.

     Capital Gains And Losses And Certain Ordinary Income Dividends. If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2011. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your shares to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your share at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

     Ordinary income dividends received by an individual shareholder from a regulated investment company such as the trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the trust itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2011. The trust will provide notice to its shareholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

     In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem shares or when your trust terminates. This distribution is subject to taxation and you will recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

     Exchanges If you elect to have your proceeds from your trust rolled over into a future series of the trust, the exchange would generally be considered a sale for federal income tax purposes.

     Deductibility of Trust Expenses. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

     Foreign Tax Credit. If your trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

Experts

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trusts and has passed upon the legality of the units.

     Independent Registered Public Accounting Firm. The statements of financial condition, including the Trust Portfolios, appearing herein, have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

Performance Information

     Information contained in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales charges and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

Description of Ratings

Standard & Poor's Issue Credit Ratings

     A Standard & Poor's issue credit rating is a current opinion of the credit-worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor. Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

     Long-term issue credit ratings

     Issue credit ratings are based, in varying degrees, on the following considerations:

     o Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     o   Nature of and provisions of the obligation;

     o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

     The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

       AAA An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

       AA An obligation rated "AA" differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

       A An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

       BBB An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Obligations rated "BB", "B", "CCC", "CC", and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

       BB An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

       B An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB", but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

       CCC An obligation rated "CCC" is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

       CC An obligation rated "CC" is currently highly vulnerable to nonpayment.

       CA A subordinated debt or preferred stock obligation rated "C" is CURRENTLY HIGHLY VULNERABLE to nonpayment. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A "C" also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

       D An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

     Plus (+) or minus (-) The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

       r This symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating.

       N.R. This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

       Moody's Ratings

       Aaa Bonds and preferred stock which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

       Aa Bonds and preferred stock which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

       A Bonds and preferred stock which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

       Baa Bonds and preferred stock which are rated Baa are considered as medium- grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack out standing investment characteristics and in fact have speculative characteristics as well.

       Ba Bonds and preferred stock which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

       B Bonds and preferred stock which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

       Caa Bonds and preferred stock which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

       Ca Bonds and preferred stock which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

       C Bonds and preferred stock which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

     Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.



                     CLAYMORE SECURITIES DEFINED PORTFOLIOS

                                PROSPECTUS-PART B

                                 June 14 , 2006

     Where to Learn More
     You can contact us for free information about this and other investments.

     Visit us on the Internet
     http://www.claymoresecurities.com

     By e-mail
     invest@claymoresecurities.com

     Call Claymore
     (800) 345-7999
     Pricing Line (888) 248-4954

     Call the Bank of New York
     (800) 701-8178 (investors)
     (800) 647-3383 (brokers)

     Additional Information

         This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

        E mail:   publicinfo@sec.gov
        Write:    Public Reference Section
                  Washington, D.C. 20549-0102
        Visit:    http://www.sec.gov (EDGAR Database)
        Call:     1-202-942-8090 (only for information on the operation of the
                  Public Reference System)

         When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

         The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.


        Contents
                                                              Investment Summary
--------------------------------------------------------------------------------
                      2   Overview

        Closed-End Preferred and Income Portfolio, Series 5
--------------------------------------------------------------------------------
        A concise     2   Investment Objective
        description   2   Principal Investment Strategy
        of essential  2   Security Selection
        information   3   Future Trusts
        about the     3   Essential Information
        portfolio     3   Portfolio Diversification
                      4   Principal Risks
                      5   Who Should Invest
                      5   Fees and Expenses
                      6   Example
                      6   Estimated Annual Income Distributions
                      7   Trust Portfolio

        Closed-End Covered Call and Income Portfolio, Series 3
--------------------------------------------------------------------------------
        A concise     8   Investment Objective
        description   8   Principal Investment Strategy
        of essential  8   What is a Covered Call Writing Strategy?
        information   8   Certain Benefits of Using Options
        about the     9   The Potential of Covered Call Writing
        portfolio    10   Security Selection
                     11   Future Trusts
                     11   Essential Information
                     11   Portfolio Diversification
                     11   Principal Risks
                     13   Who Should Invest
                     13   Fees and Expenses
                     14   Example
                     14   Estimated Annual Income Distributions
                     15   Trust Portfolio

                                                  Understanding Your Investments
--------------------------------------------------------------------------------
        Detailed     16   How to Buy Units
        information  20   How to Sell Your Units
        to help you  21   Distributions
        understand   22   Investment Risks
        your         27   How the Trust Works
        investment   28   General Information
                     29   Expenses
                     30   Report of Independent Registered Public
                            Accounting Firm
                     31   Statements of Financial Condition

        For the Table of Contents of Part B, See Part B of the prospectus.

        Where to Learn More
--------------------------------------------------------------------------------
        You can contact us for  Visit us on the Internet
        free information about  http://www.claymoresecurities.com
        these investments.      By e-mail
                                invest@claymoresecurities.com
                                Call Claymore (800) 345-7999
                                Pricing Line (888) 248-4954
                                Call The Bank of New York
                                (800) 701-8178 (investors)
                                (800) 647-3383 (brokers)

        Additional Information
--------------------------------------------------------------------------------
        This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

          E-mail:  publicinfo@sec.gov
          Write:   Public Reference Section, Washington, D.C. 20549-0102
          Visit:   http://www.sec.gov (EDGAR Database)
          Call:    1-202-942-8090 (only for information on
                   the operation of the Public Reference Section)

        Refer to:
          Claymore Securities Defined Portfolios, Series 305 Securities Act file number: 333-134588 Investment Company Act file number: 811-03763

     When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

     The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

[photo of sword]

                                                             Claymore Securities
                                                              Defined Portfolios
                                                                      Series 305

                                                                      Prospectus
                                                             Dated June 14, 2006

                             Closed-End Preferred and Income Portfolio, Series 5

                          Closed-End Covered Call and Income Portfolio, Series 3


[Claymore logo]





           As filed with the Securities and Exchange Commission on June 14, 2006

                                                    1933 Act File No. 333-134588
                                                     1940 Act File No. 811-03763



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

     A. Exact name of Trust: CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 305

     B. Name of Depositor: CLAYMORE SECURITIES, INC.

     C. Complete address of Depositor's principal executive offices:

                                    2455 Corporate West Drive
                                    Lisle, Illinois 60532

     D. Name and complete address of agents for service:

        CLAYMORE SECURITIES, INC.
        Attention:  Nicholas Dalmaso, Esq.
        Senior Managing Director and General Counsel
        2455 Corporate West Drive
        Lisle, Illinois 60532

        CHAPMAN AND CUTLER LLP
        Attention:  Eric F. Fess, Esq.
        111 West Monroe Street
        Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

/ /      immediately upon filing pursuant to paragraph (b)

/ /      on (date) pursuant to

/ /      paragraph (b) 60 days after filing pursuant to paragraph (a) on (date)

/ /      pursuant to paragraph (a) of rule 485 or 486

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/x/ Check box if it is proposed that this filing will become effective on June 14, 2006 at 2:00 P.M. Eastern Time pursuant to Rule 487.




                       CONTENTS OF REGISTRATION STATEMENT

     A.  Bonding Arrangements of Depositor:

                  The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                         INSURER/POLICY NO.                         AMOUNT

                  National Union Fire Insurance
                  Company of Pittsburgh,                           $250,000
                  Pennsylvania
                  959-9000

     B. This amendment to the Registration Statement comprises the following papers and documents:

                                The facing sheet

                                 The Prospectus

                                 The signatures

            Consents of Independent Registered Public Accounting Firm
                            and Counsel as indicated

                         Exhibits as listed on page S-5


                                   SIGNATURES

         The Registrant, Claymore Securities Defined Portfolios, Series 305 hereby identifies Claymore Securities Defined Portfolios, Series 154, Claymore Securities Defined Portfolios, Series 153, Claymore Securities Defined Portfolios, Series 136, Claymore Securities Defined Portfolios, Series 129, Claymore Securities Defined Portfolios, Series 128, Claymore Securities Defined Portfolios, Series 121, Claymore Securities Defined Portfolios, Series 118, Claymore Securities Defined Portfolios, Series 117, Claymore Securities Defined Portfolios, Series 116, Ranson Unit Investment Trusts, Series 53 and Series 90, Kemper Defined Funds, Series 9, Kemper Defined Funds, Series 45, Kemper Defined Funds Insured National Series 1, Kemper Insured Corporate Trust, Series 1, Kemper Tax-Exempt Insured Income Trust, Multi-State Series 19, and Kemper Government Securities Trust, Series 39 (GNMA Portfolio), Series 40 (GNMA Portfolio) and Series 41 (U.S. Treasury Portfolio) for purposes of the representations required by Rule 487 and represents the following:

          (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

         (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

         (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 305 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lisle and State of Illinois on the 14th day of June, 2006.

                              CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 305
                                                                    (Registrant)

                                                    By CLAYMORE SECURITIES, INC.
                                                                     (Depositor)


                                                         By /s/ Nicholas Dalmaso
                                                    ----------------------------
                                                    Senior Managing Director and
                                                                 General Counsel

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


     SIGNATURE*                           TITLE**                               DATE
DAVID HOOTEN*                             Chief Executive Officer and       )    By:  /s/ Nicholas Dalmaso
                                                                                      --------------------
                                          Chairman of the Board of          )         Nicholas Dalmaso
                                          Directors                         )         Attorney-in-Fact*

                                                                                      June 14, 2006

/S/STEVEN HILL                            Chief Financial Officer                     June 14, 2006
--------------------------------
    STEVEN HILL

/S/ NICHOLAS DALMASO                      General Counsel                             June 14, 2006
--------------------
     NICHOLAS DALMASO

-------------------
     *    An executed copy of the related power of attorney was filed as Exhibit
          6.0 to Registration Statement No. 333-98345 on August 22, 2002.

     ** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                        CONSENT OF CHAPMAN AND CUTLER LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.1 to the Registration Statement.

                     CONSENT OF EMMET, MARVIN & MARTIN, LLP

The consent of Emmet, Marvin & Martin, LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.2 to the Registration Statement.

                                LIST OF EXHIBITS

1.1      Reference Trust Agreement.

1.1.1    Standard Terms and Conditions of Trust (Reference is made to Exhibit
         1.1.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).

2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).

3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.

3.2 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

4.1      Consent of Independent Registered Public Accounting Firm.